SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Dividend Forecast” made public on Tuesday, February 5, 2008.
2.	English press release entitled, “Announcement Regarding Downward Revision of Forecast for the Fiscal Year Ending March 31, 2008” made public on Tuesday, February 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 5, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

February 5, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Xiaomai Feng

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Dividend Forecast

TOKYO, Japan – February 5, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced that its Board of Directors, in a meeting held today, decided on the following dividend forecast for the fiscal year ending March 31, 2008. The setting of the dividend is scheduled to be officially finalized in the meeting of the Board of Directors that will be held in May 2008 after the financial statements for the fiscal year ending March 31, 2008 have been audited as required by law.

Dividend Details

Based on the basic profit distribution policy found below, and on the assumption of net income of 170.0 billion yen for the fiscal year ending March 31, 2008, the forecasted dividend per share will be increased from the 130 yen paid last fiscal period to 260 yen.

	Interim Dividend	Fiscal Year-end Dividend	Annual Dividend
Dividend Forecast	0 yen	260 yen	260 yen
(Reference) Dividend Paid for Fiscal Year Ended March 31, 2007	0 yen	130 yen	130 yen

(Reference) Basic Profit Distribution Policy

ORIX believes that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, and sustaining profit growth while maintaining financial stability, will lead to increased shareholder value. ORIX’s current policy is to meet the expectations of its shareholders by increasing shareholder value through medium- and long-term profit growth and suitable profit distribution.

ORIX determines dividends with the dividend-on-equity ratio as a principal indicator (herein referred to as “DOE”). Based on the recent economic environment, ORIX presently aims at a DOE ratio of approximately 2%.

Regarding the acquisition of own shares, ORIX will take a flexible approach by considering changes in the economic environment, stock price movement and financial conditions while taking into account the necessary level of retained earnings.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission, under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau, and under “4. Business Risks” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – September 30, 2007.”

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February 5, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Xiaomai Feng

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Downward Revision of Forecast for the Fiscal Year Ending March 31, 2008

TOKYO, Japan – February 5, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it has made the following revisions to its forecasts made on May 10, 2007, for consolidated earnings for the fiscal year ending March 31, 2008.

1. Revision of forecast for the fiscal year ending March 31, 2008

(millions of yen)

	Total Revenues	Income before Income Taxes*	Net Income
Previous Forecast (A)	1,216,000	353,000	202,500
New Forecast (B)	1,163,000	261,000	170,000
Fiscal 2007 Results	1,138,179	316,605	196,506
New Forecast/Fiscal 2007 results	102.2%	82.4%	86.5%

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”
**	Although the above forecasts are attributable to current information available to the Company, actual financial results may differ materially due to various factors. Due to the difficulty in forecasting gains (losses) from “discontinued operations,” the above forecast for “total revenues” and “income before income taxes” does not reflect gains (losses) from “discontinued operations,” excepting sums recognized up to and until the third quarter.

2. Reason for revision of forecast and present management policy

The economic environment has changed considerably from our initial forecast for the fiscal year, and while the ORIX Group’s medium- and long-term growth path has not fundamentally changed, we have concluded that presently, soundness must be prioritized over growth. Specifically, we have taken a more prudent approach on taking credit risk from the third quarter of this fiscal year onwards.

Based on the present economic environment and management policy, we have revised downward our forecast for the fiscal year ending March 31, 2008, announced on May 10, 2007 as above.

However, ORIX’s operating base is firm and its financial structure is sound, and going forward, we would like to actively capture business chances and investment opportunities arising from sudden changes in the economic environment.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission, under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau, and under “4. Business Risks” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – September 30, 2007.”

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